UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 10, 2012

Commission File Number: 001-35408

AVG TECHNOLOGIES N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item

1.	Press release

Item 1

AVG Reports First Quarter 2012 Financial Results

Revenue Grows 37 Percent in Q1 Year Over Year; Reports Q1 GAAP EPS of $0.21 and Non-GAAP EPS of $0.34; Exceeds Q1 Expectations and Raises Fiscal Year 2012 Outlook

AMSTERDAM, May 10, 2012 / PRNewswire / — AVG Technologies N.V. (NYSE: AVG) today reported results for the first quarter ended March 31, 2012.

“AVG’s solid execution across the board drove strong first quarter financial results and marked a healthy start to 2012. We are pleased with our financial performance and the fact that we have exceeded our Q1 expectations,” stated J.R. Smith, chief executive officer of AVG. “During the quarter, we grew our user base, increased our revenue per average active user and enhanced our portfolio of products and services, adding new features, such as Do Not Track.”

Revenue for the first quarter of 2012 was $83.0 million, compared with $60.8 million for the first quarter of 2011, an increase of 37 percent.

Net income for the first quarter of 2012 was $10.9 million, or $0.21 per diluted ordinary share, compared to net income of $18.0 million, or $0.32 per diluted ordinary share in the first quarter of 2011.1 First quarter 2012 net income reflects increased stock compensation charges and interest costs as well as investments made in the business compared to the first quarter of 2011. Compared to the fourth quarter of 2011, net income for the first quarter of 2012 increased by $10.2 million.

Non-GAAP adjusted net income for the first quarter of 2012 was $18.2 million, or $0.34 per diluted share.2 This compares to non-GAAP adjusted net income of $19.2 million, or $0.38 per diluted share, for the same period of the prior year. Non-GAAP adjusted net income for the first quarter of 2012 excludes $4.3 million in share-based compensation expense and $2.1 million in acquisition amortization and reflects a $0.9 million adjustment to normalize to a tax rate of 14 percent.

Deferred revenue as of March 31, 2012 was $157.7 million, an increase of $6.6 million, or 4 percent, compared to $151.1 million at December 31, 2011. Cash and cash equivalents totaled $107.5 million as of March 31, 2012.

[1]

Earnings per diluted ordinary share excluded preferred share dividends and earnings attributable to preferred shares in 2011 as these were anti-dilutive over that period. Over Q1 2012 these were included as being dilutive.

[2]

Non-GAAP adjusted net income per non-GAAP diluted share is calculated based on adjusted net income including earnings attributable to preferred shares. For further details, see the reconciliation note at the end of this press release.

AVG generated $20.6 million in cash from operating activities in the first quarter of 2012, and $22.8 million in non-GAAP unlevered free cash flow. This represents a 28 percent revenue to non-GAAP unlevered free cash flow conversion rate.

Financial Outlook

Based on information available as of May 10, 2012, AVG is providing the following financial outlook for the second quarter of 2012:

•	Revenue is expected to be in the range of $80.0 million to $82.0 million.

•	Net income is expected to be in the range of $8.5 million to $9.5 million; EPS is expected to be in the range of $0.15 to $0.17.

•	Non-GAAP adjusted net income is expected to be in the range of $14.5 million to $15.5 million; non-GAAP EPS is expected to be in the range of $0.26 to $0.28.

AVG’s expectation of non-GAAP adjusted net income for the second quarter of 2012 excludes share-based compensation expense and acquisition amortization and assumes a tax rate of approximately 14 percent. For the purpose of calculating diluted EPS and non-GAAP EPS in the second quarter, the company assumes approximately 55 million weighted average shares outstanding.

Based on information available as of May 10, 2012, AVG is increasing its financial outlook for fiscal year 2012 as follows:

•	Revenue is expected to be in the range of $327.0 million to $335.0 million, up from the previous outlook of $317 million to $325.0 million.

•	Net income is expected to be in the range of $38.0 million to $41.0 million, up from the previous outlook of $30.0 million to $33.0 million; EPS is expected to be in the range of $0.68 to $0.74.

•

Non-GAAP adjusted net income is expected to be in the range of $60.0 million to $63.0 million, up from the previous outlook of $52.0 million to $55.0 million; non-GAAP EPS is expected to be in the range of $1.08 to $1.14.

•

Operating cash flow is expected to be in the range of $102.0 million to $106.0 million, up from the previous outlook of $99.0 million to $103.0 million; non-GAAP unlevered free cash flow is expected to be in the range of $103.0 million to $107.0 million, up from the previous outlook of $100.0 million to $104.0 million.

AVG’s expectation of non-GAAP adjusted net income for the fiscal year 2012 excludes share-based compensation expense and acquisition amortization and assumes a tax rate of approximately 14 percent. For the purpose of calculating diluted EPS and non-GAAP EPS for

2012, the company assumes approximately 55.5 million weighted average shares outstanding.

Conference Call Information

AVG will hold its quarterly conference call today at 23:00 CET/5:00 p.m. ET/2:00 p.m. PT to discuss its first quarter financial results, business highlights and outlook. The conference call may be accessed via webcast at http://investors.avg.com or by calling +1 (888) 846-5003 (United States and Canada) or +1 (480) 629-9856 (International).

A replay of the webcast can be accessed via http://investors.avg.com. Additionally, an audio replay of the conference call will be available through May 17, 2012 by calling +1 (800) 406-7325 (United States and Canada) or +1 (303) 590-3030 (International), (conference passcode required: 4533182#).

Use of Non-GAAP Financial Information

This press release contains supplemental non-GAAP financial measures including the following: non-GAAP adjusted net income, non-GAAP adjusted net income per diluted share and non-GAAP unlevered free cash flow. The presentation of this supplemental non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with generally accepted accounting principles in the United States. In particular, adjusted net income, adjusted net income per diluted share and unlevered free cash flow should not be considered as measurements of the company’s financial performance or liquidity under U.S. GAAP, as alternatives to income, operating income, cash flow from operations or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of the company’s liquidity. Adjusted net income, adjusted net income per diluted share and unlevered free cash flow have limitations as analytical tools and should not be considered in isolation from, or as substitutes for, analysis of AVG’s results of operations, including its cash flows, as reported under U.S. GAAP. Some of the limitations of adjusted net income, adjusted net income per diluted share and unlevered free cash flow as financial measures are:

•

they do not reflect the company’s future requirements for capital expenditure or contractual commitments, nor, in the case of the income measures, do they reflect the actual cash contributions received from customers;

•	except in the case of free cash flow, they do not reflect changes in, or cash requirements for, the company’s working capital needs;

•	they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the company’s debt;

•

although amortization and share-based compensation are non-cash charges, the assets being amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•	other companies in AVG’s industry may calculate these measures differently than AVG does, limiting their usefulness as comparative measures.

Because of these limitations, investors should rely on AVG’s consolidated financial statements prepared in accordance with U.S. GAAP and treat the company’s non-GAAP financial measures as supplemental information only.

AVG is providing these non-GAAP financial measures because it believes that such measures provide important supplemental information to management and investors about the company’s core operating results, primarily because the non-GAAP financial measures exclude certain expenses and other amounts that management does not consider to be indicative of the company’s core operating results or business outlook. AVG management uses these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, in evaluating the company’s operating performance, in planning and forecasting future periods, in making decisions regarding business operations and allocation of resources, and in comparing the company’s performance against its historical performance.

For a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with U.S. GAAP, please see “Reconciliation of U.S. GAAP to non-GAAP Financial Measures.” All non-GAAP financial measures should be read in conjunction with the comparable information presented in accordance with U.S. GAAP.

Forward-Looking Statements

This press release contains forward-looking statements within the Private Securities Litigation Reform Act of 1995, including those relating to an expected range of revenue, net income, EPS, non-GAAP adjusted net income, non-GAAP EPS and non-GAAP unlevered free cash flow for the three-month period ending June 30, 2012 and/or the fiscal year ending December 31, 2012. Words such as “expects,” “expectation,” “intends,” “assumes,” “believes” and “estimates,” variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include but are not limited to: changes in the company’s growth strategies; changes in the company’s future prospects, business development, results of operations and financial condition; changes to the online and computer threat environment and the endpoint security industry; competition from local and international companies, new entrants in the market and changes to the competitive landscape; the adoption of new, or changes to existing, laws and regulations; flaws in the assumptions underlying the calculation of the number of the company’s active users; the termination of or changes to the company’s relationships with its partners and other third parties; the company’s plans to launch new products and online services and monetize its full user base; the company’s ability to attract and retain active and subscription users; the company’s ability to retain key personnel and attract new talent; the company’s ability to adequately protect its intellectual property; flaws in the company’s internal controls or IT systems; the company’s geographic expansion plans; the anticipated costs and benefits of the company’s acquisitions; the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights; the company’s legal and regulatory compliance efforts; and worldwide economic conditions and their impact on demand for the company’s products and services. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Further information on these factors and other risks that may affect the company’s business is included in filings AVG makes with the Securities and Exchange Commission (SEC) from time to time, including its Annual Report on Form 20-F, particularly under the heading “Risk Factors”.

The financial information contained in this press release should be read in conjunction with the consolidated financial statements and notes thereto to be included in the company’s report on Form 6-K. The company’s results of operations for the first quarter ended March 31, 2012 are not necessarily indicative of the company’s operating results for any future periods.

These documents are available online from the SEC or in the Investor Relations section of our website at http://investors.avg.com. Information on our website is not part of this release. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Election to Comply with New or Revised Accounting Standards

The company is an “emerging growth company” that has irrevocably elected not to take advantage of the extended transition period provided in section 13(a) of the Exchange Act for complying with new or revised accounting standards.

About AVG

AVG’s mission is to simplify, optimize and secure the Internet experience, providing peace of mind to a connected world. AVG’s powerful yet easy-to-use software and online services put users in control of their Internet experience. By choosing AVG’s software and services, users become part of a trusted global community that benefits from inherent network effects, mutual protection and support. AVG has grown its user base to 114 million active users as of March 31, 2012 and offers a product portfolio that targets the consumer and small business markets and includes Internet security, PC performance optimization, online backup, mobile security, identity protection and family safety software.

AVG Technologies N.V.

Condensed Consolidated Balance Sheets

(In Thousands)

	December 31, 2011	March 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$60,740	$107,529
Trade accounts receivable, net	25,363	28,721
Inventories	883	832
Deferred income taxes	18,394	18,394
Prepaid expenses	3,975	4,813
Prepaid share issuance cost	6,820	—
Other current assets	6,363	7,547

Total current assets	122,538	167,836
Property and equipment, net	12,436	12,396
Deferred income taxes	59,750	63,864
Intangible assets, net	35,035	37,323
Goodwill	71,367	73,831
Investment in equity affiliate	511	471
Investments	9,750	9,750
Other assets	248	1,176

Total assets	$311,635	$366,647

LIABILITIES, PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$11,035	$8,434
Accrued compensation and benefits	15,941	16,702
Accrued expenses and other current liabilities	30,878	36,070
Current portion of long term debt	41,125	23,500
Income taxes payable	4,161	2,215
Deferred revenue	120,269	126,335

Total current liabilities	223,409	213,256
Long-term debt, less current portion	184,315	178,994
Deferred revenue, less current portion	30,839	31,393
Other non-current liabilities	3,397	3,970

Total liabilities	441,960	427,613

Class D preferred shares	191,954	—

Ordinary shares	476	722
Additional paid-in capital (Distributions in excess of capital)	(388,225)	(136,584)
Accumulated other comprehensive loss	(6,324)	(5,250)
Retained earnings	71,794	80,146

Total shareholders’ deficit	(322,279)	(60,966)

Total liabilities, preferred shares and shareholders’ deficit	$311,635	$366,647

AVG Technologies N.V.

Condensed Consolidated Statements of Comprehensive Income

(In thousands, except share data and per share data)

	Three months ended March 31,

	2011	2012
Revenue:
Subscription	$43,080	$46,630
Platform-derived	17,694	36,355

Total revenue	60,774	82,985

Cost of revenue:
Subscription	5,833	7,191
Platform-derived	1,381	3,374

Total cost of revenue	7,214	10,565

Gross profit	53,560	72,420
Operating expenses:
Sales and marketing	16,555	21,016
Research and development	7,459	14,019
General and administrative	6,605	16,339

Total operating expenses	30,619	51,374

Operating income	22,941	21,046
Other expense, net	(1,991)	(6,181)

Income before income taxes and loss from investment in equity affiliate	20,950	14,865
Provision for income taxes	(2,911)	(3,918)
Loss from investment in equity affiliate	(62)	(40)

Net income	$17,977	$10,907

Comprehensive income	$17,833	$11,981
Net income	17,977	10,907
Preferred share dividends	(1,802)	(753)
Distributed and undistributed earnings to participating securities	(4,048)	—

Net income available to ordinary shareholders - basic	$12,127	$10,154

Net income available to ordinary shareholders - basic	$12,127	$10,154
Net income available to ordinary shareholders - diluted	$12,127	$10,907
Earnings per ordinary share - basic	$0.34	$0.22
Earnings per ordinary share - diluted	$0.32	$0.21
Weighted-average shares outstanding - basic	36,000,000	46,706,344
Weighted-average shares outstanding - diluted	38,525,303	52,964,620

AVG Technologies N.V.

Condensed Consolidated Statements of Cash Flows

(In thousands)

	Three months ended March 31,
	2011	2012
OPERATING ACTIVITIES:
Net income	$17,977	$10,907
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,458	4,117
Share-based compensation	668	4,331
Deferred income taxes	1,835	847
Change in the fair value of contingent consideration liabilities	142	152
Amortization of financing costs and loan discount	109	704
Loss from investment in equity affiliate	62	40
Loss (gain) on sale of property and equipment	92	(14)

Net change in assets and liabilities, excluding effects of acquisitions:

Trade accounts receivable, net	1,978	(2,015)
Inventories	20	65
Accounts payable and accrued liabilities	1,211	651
Accrued compensation and benefits	(1,724)	149
Deferred revenue	6,115	4,050
Income taxes payable	1,544	(1,625)
Other assets	(3,371)	(875)
Other liabilities	253	(884)

Net cash provided by operating activities	29,369	20,600

INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(2,887)	(1,872)
Proceeds from sale of property and equipment	52	33
Cash payments for acquisitions, net of cash acquired	(3,875)	(3,947)

Net cash used in investing activities	(6,710)	(5,786)

FINANCING ACTIVITIES:
Payment of contingent consideration	(2,330)	—
Proceeds from long-term debt, net of discount	230,285	—
Debt issuance costs	(6,506)	—
Proceeds from issuance of ordinary shares	—	64,000
Share issuance costs	—	(6,970)
Proceeds from exercise of share options	—	318
Repayment of principal on long-term borrowings	(1,125)	(23,500)
Decrease in restricted cash	1,333	—
Dividends paid	(219,232)	(2,555)
Repurchases of share options from employees	—	(845)

Net cash provided by financing activities	2,425	30,448
Effect of exchange rate fluctuations on cash and cash equivalents	2,166	1,527

Change in cash and cash equivalents	27,250	46,789
Beginning cash and cash equivalents	63,146	60,740

Ending cash and cash equivalents	$90,396	$107,529

Supplemental cash flow disclosures:
Income taxes paid	$1,936	$2,400
Interest paid	$—	$4,539
Supplemental non-cash disclosures:
Issuance of ordinary shares on conversion of Class D preferred shares	$—	$191,954

AVG Technologies N.V.

Reconciliation of GAAP Measures to Non-GAAP Measures

(In thousands, except revenue per average active user data)

	Three months ended March 31,
	2011	2012
Net cash provided by operating activities	$29,369	$20,600
Less: Payments for property and equipment and intangible assets	(2,887)	(1,872)
Add: Interest expense, net (1)	885	4,093

Unlevered free cash flow	$27,367	$22,821

(1)	The tax adjustment for interest expense is based on an assumed tax rate of approximately 10%, which is a blended rate based on internal estimates of what the Company’s effective tax rate will be for the respective periods. Beginning in the quarter ended March 31, 2012, for interest expense the Company is using interest paid from the cash flow statement to calculate unlevered free cash flow. For prior periods, for interest expense the Company has continued to use interest expense from the income statement (which includes amortization of financing costs and loan discount). The Company has not adjusted the presentation for prior periods as this change in presentation of unlevered free cash flow would not have had a material impact.

Revenue	$60,774	$82,985
Unlevered free cash flow	27,367	22,821

Cash conversion	45%	28%

Total revenue (in thousands)	$60,774	$82,985
Active users at period end (in millions)	101	114
Average active users (in millions) (1)	99	111

Quarterly revenue per average active user	$0.61	$0.75

	Twelve months ended
	December 31, 2011	March 31, 2012
Total revenue (in thousands)	$272,392	$294,603
Active users at period end (in millions)	108	114
Average active users (in millions) (1)	103	107

Rolling twelve months revenue per average active user	$2.65	$2.75

(1)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period

AVG Technologies N.V.

Reconciliation of GAAP Measures to Non-GAAP Measures

(In thousands except per share data)

	Three months ended March 31,
	2011	2012
Gross profit	$53,560	$72,420
Add back:
- Share-based compensation	6	8
- Acquisition amortization	457	1,152

Non-GAAP adjusted gross profit	$54,023	$73,580

Revenue	$60,774	$82,985

Non-GAAP adjusted gross profit margin	89%	89%

Operating expenses	$30,619	$51,374
Less:
- Share-based compensation	(662)	(4,323)
- Acquisition amortization	(349)	(902)

Non-GAAP adjusted operating expenses	$29,608	$46,149

Operating income	$22,941	$21,046
Add back:
- Share-based compensation	668	4,331
- Acquisition amortization	806	2,054

Non-GAAP adjusted operating income	$24,415	$27,431

Revenue	$60,774	$82,985

Non-GAAP adjusted operating income margin	40%	33%

Net income	$17,977	$10,907
Add back:
- Share-based compensation	668	4,331
- Acquisition amortization	806	2,054
- Provision for income taxes	2,911	3,918
Adjusted profit before taxes	22,362	21,210
Less: Tax effect(1)	(3,139)	(2,975)

Non-GAAP adjusted net income	$19,223	$18,235

(1) Adjusted for impact of normalized tax rate of approximately 14%
Weighted-average shares outstanding - diluted	38,525	52,965
Add back: Class D preferred shares	12,000	—

Non-GAAP fully diluted shares	50,525	52,965

Non-GAAP adjusted net income	$19,223	$18,235

Non-GAAP EPS, diluted	$0.38	$0.34

Share-Based Compensation

(In thousands)

	Three months ended March 31,
	2011	2012
Cost of revenue	$6	$8
Sales and marketing	720	592
Research and development	425	688
General and administrative	(483)	3,043

Share-based compensation	$668	$4,331

Acquisition Amortization

(In thousands)

	Three months ended March 31,
	2011	2012
Cost of revenue	$457	$1,152
Sales and marketing	321	902
Research and development	28	—

Acquisition amortization	$806	$2,054

AVG Technologies N.V.

Reconciliation of GAAP Measures to Non-GAAP Measures

Notes to Non-GAAP Adjustments

Tax adjustment

The Company’s profit and loss tax charge varies from period to period and has shown significant variations from its cash tax charge. In particular, the Company’s entry into an innovation tax regime in the Netherlands resulted in a significant tax credit in June 2011, which will be reversed in future periods. In order to remove the period to period impact of these variations, the Company has used an estimated normalized tax rate of approximately 14% in its historic financial reporting and future projections to better reflect the core operational changes in the business. The normalized tax rate of approximately 14% is based on an estimate of the Company’s future cash tax rate as well as its recent cash and income statement tax charges. The tax rate reflected on the income statement for 2009 and 2010 was on average approximately 12.7% and the tax paid reflected on the cash flow statement in 2011 was approximately 13% with the tax rate reflected on the cash flow statement over the last three full fiscal years being approximately 17%.

Preferred Share Adjustment

During the 2011 fiscal year the Company had 12 million preferred shares which were entitled to a preferred dividend of approximately $1.8 million per calendar quarter, as well as their pro rata amount of net income assuming distribution to each separate class of shareholder. These shares were excluded from calculations of net income available to ordinary shareholders. At the time of the Initial Public Offering these shares converted to ordinary shares on a 1 for 1 basis, and preferred dividends are no longer payable. In order to reflect the underlying income attributable to ordinary shareholders in the non-GAAP calculation of adjusted net income per diluted share, the Company has included net income available to all shareholders, including the holders of preferred shares. The Company believes that these non-GAAP adjustments will allow it to present core financial trends more consistently during the periods before and after conversion of the preferred shares to ordinary shares.

Contacts:

Anne Marie McCauley

Vice President of Investor Relations

415-371-2020

annemarie.mccauley@avg.com

Erica Abrams

The Blueshirt Group for AVG

415-217-5864

erica@blueshirtgroup.com

Matt Hunt

415-489-2194

matt@blueshirtgroup.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVG TECHNOLOGIES N.V.

Date:	May 10, 2012	By:	/s/ John Little
			Name:	John Little
			Title:	Chief Financial Officer and Managing Director